Exhibit 99.1

Itaú Corpbanca and subsidiaries

As of and for the eight-month periods ended August 31, 2019 and 2018

The financial information of Itaú Corpbanca as of and for the eight-month periods ended August 31, 2019 and 2018 has been published on our website in accordance with Circular N°18 of the Chilean Financial Market Commission (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET

In Ch$ million	Aug'19	Aug'18
Total loans	22,400,887	21,148,390
Total assets	**32,875,510**	**29,445,570**
Deposits and other demand liabilities	4,446,786	4,301,009
Time deposits and other time liabilities	10,902,830	10,379,842
Interbank borrowings	2,323,633	2,196,205
Debt instruments issued	6,801,161	5,918,666
Equity	**3,648,416**	**3,520,924**
Total equity attributable to equity holders of the bank	3,420,038	3,293,607
Non-controlling interest	228,378	227,317

YTD CONSOLIDATED INCOME STATEMENT

			With reclasification of Financial Hedges[1]	
In Ch$ million	8M'19	8M'18	8M'19	8M'18
Net operating profit before provision for loan losses	803,311	831,874	782,056	782,091
Provisions for loan losses	(155,608)	(158,788)	(148,782)	(147,984)
Total operating expenses	(485,318)	(488,911)	(485,318)	(488,911)
Operating income (loss)	**162,385**	**184,175**	**147,956**	**145,196**
Income from investments in companies	2,168	1,488	2,168	1,488
Operating income before income taxes	**164,553**	**185,663**	**150,124**	**146,684**
Income taxes	(46,412)	(49,224)	(31,983)	(10,245)
Consolidated income for the period	**118,141**	**136,439**	**118,141**	**136,439**
Net income attributable to holders of the Bank	**110,478**	**135,117**	**110,478**	**135,117**
Non-controlling interest	7,663	1,322	7,663	1,322

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisiones associated with loans in foreing currency.

This financial information shall be considered provisional until the official figures are published by the Financial Market Commission.

Roxana Zamorano Pozo
Chief Accounting Officer

Manuel Olivares Rossetti
Chief Executive Officer